UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CareDx, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, par value $0.001 per share

(Title of Class of Securities)

14167L103

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Peter Maag

President and Chief Executive Officer

CareDx, Inc.

3260 Bayshore Boulevard

Brisbane, CA 94005

(415) 287-2300

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jeffrey T. Hartlin, Esq.

Paul Hastings LLP

1117 S. California Avenue

Palo Alto, CA 94304

(650) 320-1804

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$653,465.12	$81.36

*	Calculated solely for purposes of determining the filing fee. This amount assumes that all options to purchase shares of common stock of CareDx, Inc. that are eligible for exchange in this offer (representing an aggregate of 301,136 shares) will be exchanged for new options and cancelled pursuant to this offer. The aggregate value of such securities was $653,465.12 as of October 5, 2017, calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $124.50 for each $1,000,000 of the value of this transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.

Form or Registration No.: Not applicable.

Filing party: Not applicable.

Date filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

EXPLANATORY NOTE

This Tender Offer Statement on Schedule TO relates to an offer by CareDx, Inc., a Delaware corporation (“CareDx” or the “Company”), to exchange (the “Exchange Offer”) certain outstanding options (the “Eligible Options”) to purchase shares of the Company’s common stock, par value $0.001 per share (“Common Stock”), whether vested or unvested, that are held by Eligible Option Holders (as defined below) that (i) were granted under the CareDx, Inc. 2008 Equity Incentive Plan (the “2008 Plan”), (ii) have an exercise price greater than or equal to $12.00 per share, and (iii) remain outstanding and underwater (meaning the exercise price of the option is greater than CareDx’s stock price) as of the expiration of the Exchange Offer.

An “Eligible Option Holder” is an employee of CareDx or any of its subsidiaries or a director of CareDx, in each case residing in the U.S., as of the start of the offer and through the expiration of the offer.

The Eligible Options may be exchanged for new stock options upon the terms and subject to the conditions set forth in (i) the Offer to Exchange Certain Outstanding Options for New Options, dated October 12, 2017 (the “Offer to Exchange”), attached hereto as Exhibit 99(a)(1)(A); (ii) the form of announcement email, attached hereto as Exhibit 99(a)(1)(B); (iii) the election form, attached hereto as Exhibit 99(a)(1)(C); and (iv) the withdrawal form, attached hereto as Exhibit 99(a)(1)(D). The following disclosure materials were also made available to Eligible Option Holders: (i) the forms of confirmation email, attached hereto as Exhibit 99(a)(1)(E) and (ii) the forms of reminder email, attached hereto as Exhibit 99(a)(1)(F). These documents, including any and all schedules, annexes and exhibits thereto, as may be amended or supplemented from time to time, collectively constitute the “Disclosure Documents.”

The information in the Disclosure Documents is incorporated herein by reference to answer the items required in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Exchange is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address.

CareDx, Inc. is the issuer of the securities subject to the Exchange Offer. Its principal executive office is 3260 Bayshore Boulevard, Brisbane, California 90045, and the telephone number at that address is (415) 287-2300.

(b)	Securities.

The subject class of securities consists of the Eligible Options. As of October 11, 2017, Eligible Options representing the right to receive 301,136 shares of Common Stock were outstanding. Pursuant to the Exchange Offer, in exchange for Eligible Options tendered and accepted for exchange, the Company will, following the expiration of the Exchange Offer, grant new options (“New Options”) exercisable for fewer shares of Common Stock than the Eligible Options exchanged, and subject to the terms and conditions described in the Offer to Exchange, attached hereto as Exhibit 99(a)(1)(A), and in the accompanying election form, attached hereto as
Exhibit 99(a)(1)(C).

The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Questions and Answers,” “Risks of Participating in the Offer,” and the following sections under the caption “The Offer” is incorporated by reference: “Section 1. Eligibility; expiration of offer,” “Section 2. Number of new options; terms of new options,” “Section 6. Acceptance of options for exchange; issuance of new options” and “Section 9. Source and amount of consideration.”

(c)	Trading Market and Price.

The information set forth in the Offer to Exchange under the caption “The Offer – Section 8. Price range of shares underlying the options” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address.

The Company is both the filing person and the subject company. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth on Schedule A (Information Concerning the Executive Officers and Directors of CareDx, Inc.) to the Offer to Exchange is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)	Material Terms.

The information set forth in the sections of the Offer to Exchange under the captions “Summary Term Sheet and Questions and Answers,” “Risks of Participating in the Offer,” and the following sections under the caption “The Offer” is incorporated herein by reference: “Section 1. Eligibility; expiration of offer,” “Section 2. Number of new options; terms of new options,” “Section 4. Procedures for tendering eligible options,” “Section 5. Withdrawal rights and change of election,” “Section 6. Acceptance of options for exchange; issuance of new options,” “Section 7. Conditions of the offer,” “Section 9. Source and amount of consideration,” “Section 12. Status of options acquired by us in the offer; accounting consequences of the offer,” “Section 13. Legal matters; regulatory approvals,” “Section 14. Material U.S. federal income tax consequences,” “Section 15. Extension of offer; termination; amendment” and “Section 19. Miscellaneous.”

(b)	Purchases.

The information set forth in the section of the Offer to Exchange under the caption “The Offer – Section 11. Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Arrangements.

(e)	Agreements Involving the Subject Company’s Securities.

The information set forth in the section of the Offer to Exchange under the caption “The Offer – Section 11. Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference. The CareDx, Inc. 2008 Equity Incentive Plan and the related forms of award agreement, the CareDx, Inc. 2014 Equity Incentive Plan and the form of option agreement for the New Options are incorporated herein by reference as Exhibit 99(d)(1), Exhibit 99(d)(2) and Exhibit 99(d)(3), respectively, and contain information regarding the Eligible Options and the New Options.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the section under the caption “The Offer – Section 3. Purpose of the offer; additional considerations” is incorporated herein by reference.

(b)	Use of Securities Acquired.

The information set forth in the sections of the Offer to Exchange under the captions “The Offer – Section 6. Acceptance of options for exchange; issuance of new options” and “The Offer – Section 12. Status of options acquired by us in the offer; accounting consequences of the offer” is incorporated herein by reference.

(c)	Plans.

The information set forth in the sections of the Offer to Exchange under the captions “Summary Term Sheet and Questions and Answers” and “The Offer – Section 3. Purpose of the offer; additional considerations” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of Funds.

The information set forth in the sections of the Offer to Exchange under the captions “The Offer – Section 9. Source and amount of consideration” and “The Offer – Section 16. Fees and expenses” is incorporated herein by reference.

(b)	Conditions.

The information set forth in the section of the Offer to Exchange under the caption “The Offer – Section 7. Conditions of the offer” is incorporated herein by reference.

(d)	Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)	Securities Ownership.

The information set forth in the section of the Offer to Exchange under the caption “The Offer – Section 11. Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

(b)	Securities Transactions.

The information set forth in the section of the Offer to Exchange under the caption “The Offer – Section 11. Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

Not applicable.

Item 10.	Financial Statements.

(a)	Financial Information.

The information set forth in Schedule B (Summary Financial Information of CareDx, Inc.) to the Offer to Exchange and in the sections of the Offer to Exchange under the captions “The Offer – Section 10. Information concerning CareDx,” “The Offer – Section 17. Additional information” and “The Offer – Section 18. Financial statements” is incorporated herein by reference.

(b)	Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the sections of the Offer to Exchange under the captions “The Offer – Section 11. Interests of directors and executive officers; transactions and arrangements concerning the options” and “The Offer – Section 13. Legal matters; regulatory approvals” is incorporated herein by reference.

(c)	Other Material Information.

Not applicable.

Item 12.	Exhibits.

Exhibit Number	Description

99(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Options, dated October 12, 2017

99(a)(1)(B)	Form of Announcement Email

99(a)(1)(C)	Election Form

99(a)(1)(D)	Withdrawal Form

99(a)(1)(E)	Forms of Confirmation Email

99(a)(1)(F)	Forms of Reminder Email

99(d)(1)	2008 Equity Incentive Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1 (file no. 333-196494) filed with the SEC on June 3, 2014)

99(d)(2)	2014 Equity Incentive Plan (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-8 (file no. 333-197493) filed with the SEC on July 18, 2014)

99(d)(3)	Form of option agreement under the 2014 Equity Incentive Plan for the new options

Item 13.	Information Required by Schedule 13E-3.

(a)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

CAREDX, INC.

By:	/s/ Peter Maag
Name: Peter Maag
Title: President and Chief Executive Officer

Date: October 12, 2017